UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

PAR PACIFIC HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

69888T207
(CUSIP Number)

Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2022
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207	13D	Page 2 of 7
1	NAMES OF REPORTING PERSONS
Chai Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,024,828

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,024,828

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,024,828

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 60,120,255 shares of Common Stock outstanding as of April 29, 2022 as disclosed in the Issuer’s quarterly report on Form 10-Q filed May 6, 2022.

CUSIP No. 69888T207	13D	Page 3 of 7
1	NAMES OF REPORTING PERSONS
ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
676,398

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
676,398

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
676,398

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 60,120,255 shares of Common Stock outstanding as of April 29, 2022 as disclosed in the Issuer’s quarterly report on Form 10-Q filed May 6, 2022.

CUSIP No. 69888T207	13D	Page 4 of 7
1	NAMES OF REPORTING PERSONS
EGI INVESTORS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,348,430

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,348,430

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,348,430

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 60,120,255 shares of Common Stock outstanding as of April 29, 2022 as disclosed in the Issuer’s quarterly report on Form 10-Q filed May 6, 2022.

CUSIP No. 69888T207	13D	Page 5 of 7
EXPLANATORY NOTE: This Amendment No. 24 to Schedule 13D (“Amendment No. 24”) relates to the Common Stock, $0.01 par value per share (“Common Stock”) of Par Pacific Holdings, Inc. (the “Issuer”).  This Amendment No. 24 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on September 30, 2013, Amendment No. 3 to Schedule 13D filed on July 25, 2014, Amendment No. 4 to Schedule 13D filed on August 15, 2014, Amendment No. 5 to Schedule 13D filed on September 24, 2014, Amendment No. 6 to Schedule 13D filed on November 12, 2014, Amendment No. 7 to Schedule 13D filed on April 14, 2015, Amendment No. 8 to Schedule 13D filed on August 25, 2015, Amendment No. 9 to Schedule 13D filed on November 24, 2015, Amendment No. 10 to Schedule 13D filed on June 17, 2016, Amendment No. 11 to Schedule 13D filed on July 18, 2016, Amendment No. 12 to Schedule 13D filed September 26, 2016, Amendment No. 13 to Schedule 13D filed November 1, 2021, Amendment No. 14 to Schedule 13D filed December 9, 2021, Amendment No. 15 to Schedule 13D filed on January 6, 2022, Amendment No. 16 to Schedule 13D filed February 28, 2022, Amendment No. 17 to the Schedule 13D filed April 15, 2022, Amendment No. 18 filed April 25, 2022, Amendment No. 19 filed on May 13, 2022, Amendment No. 20 filed on May 26, 2022, Amendment No. 21 filed on June 7, 2022, Amendment No. 22 filed on June 28, 2022, and Amendment No. 23 filed on July 8, 2022 (collectively, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As noted in Amendment No. 13, in connection with Master Fund reaching maturity and effecting an orderly liquidation and distribution of its assets to its limited partners, Master Fund, through an affiliated fund (“Sub Fund”), has begun selling shares of Common Stock under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).  The shares of Common Stock being sold represent the pro rata interest of an outside investor in the Master Fund (the “Outside Investor”) and the proceeds of the sale will be distributed to the Outside Investor.  After the sales reported in each of Amendment Nos. 13 through 24, the Outside Investor’s remaining interest in the shares of Common Stock beneficially owned by the Master Fund represents all of the remaining shares of Common Stock beneficially owned by the Master Fund (indirectly through Sub Fund).

The Reporting Persons may continue to seek to dispose of the remaining shares of Common Stock attributable to the Outside Investor through other means available, including but not limited to additional public resales pursuant to Rule 144 under the Securities Act, registered resales pursuant to an underwritten secondary offering, and/or private resales pursuant to an applicable exemption from the registration requirements of the Securities Act.

The shares of Common Stock beneficially owned by the Master Fund not attributable to the Outside Investor, and the shares of Common Stock beneficially owned by EGI Investors, are not being sold, transferred or otherwise disposed of at this time.

CUSIP No. 69888T207	13D	Page 6 of 7
ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) To the best knowledge of the Reporting Persons, 60,120,255 shares of Common Stock were outstanding as of April 29, 2022 as disclosed in the Issuer’s quarterly report on Form 10-Q filed May 6, 2022.  EGI Investors is the beneficial owner of 3,348,430 shares of Common Stock, or approximately 5.6% of the issued and outstanding shares of Common Stock, and EGI Investors shares voting and dispositive power with General Partner with respect to such shares.  Master Fund is the beneficial owner of 676,398 shares of Common Stock, or approximately 1.1% of the issued and outstanding shares of Common Stock and Master Fund shares voting and dispositive power with General Partner with respect to such shares.

(c) On July 21, 2022, Master Fund sold 438,230 shares of Common Stock in a block trade effected through a broker at a price of $15.56 per share.  A description of all of the other transactions in the Common Stock since the filing of Amendment No. 23, each of which was effected in the open market in routine brokerage transactions, is included in Exhibit 12.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 12:	Schedule of Transactions, in response to Item 5(c)

CUSIP No. 69888T207	13D	Page 7 of 7
SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 21, 2022
ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ Joseph Miron
Name:	Joseph Miron
Title:	Chief Legal Officer

EGI INVESTORS, L.L.C.

By:	/s/ Joseph Miron
Name:	Joseph Miron
Title:	Vice President